SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 0-24571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pulaski Bank Employee's Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, Missouri 63141

REQUIRED INFORMATION

Items 1-3. The Pulaski Bank Employee's Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.1 Auditor's Consent

Exhibit 23.2 Auditor's Consent

PLAN FINANCIALS

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE℠

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator of the Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 16, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The 2006 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

Brown Smith Wallace, L.L.C.

Brown Smith Wallace, L.L.C.

St. Louis, Missouri
June 28, 2007

KPMG

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Telephone 314 444 1400
Fax 314 444 1470
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

Pulaski Bank
Employees' Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for plan benefits of the Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2005, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

St. Louis, Missouri
June 16, 2006

PULASKI BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Statement of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:		
Cash	$ 70	$ -
Investments:		
Pulaski Financial Corp. stock fund	4,548,673	4,778,265
Collective investment funds	1,162,583	-
Mutual funds	2,902,053	2,553,602
Loans to participants	193,606	209,417
Total investments	8,806,915	7,541,284
Receivables:		
Employer contribution	23,403	40,198
Employee contributions	51,977	20,132
Accrued interest	-	20,561
Total receivables	75,380	80,891
Total assets	8,882,365	7,622,175
Liabilities:		
Plan payables	-	6,327
Total liabilities	-	6,327
Net assets available for benefits, at fair value	$ 8,882,365	$ 7,615,848

See accompanying notes to financial statements.

PULASKI BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to assets attributed to:		
Contributions:		
Employer contributions	$ 419,925	$ 257,863
Employee contributions	1,150,012	840,124
Rollovers	149,818	115,088
Total contributions	1,719,755	1,213,075
Investment Income:		
Interest	14,139	12,610
Dividends	65,276	76,203
Net appreciation (depreciation) in fair value of investments	(210,027)	1,301,518
Investment income (loss)	(130,613)	1,390,331
Total additions	1,589,143	2,603,406
Deductions:		
Benefits paid to participants	286,925	336,363
Administrative expenses	35,701	35,272
Total deductions	322,626	371,635
Net increase in net assets available for benefits	1,266,517	2,231,771
Net assets available for benefits:		
Beginning of year	7,615,848	5,384,077
End of year	$ 8,882,365	$ 7,615,848

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established by Pulaski Bank, a wholly-owned subsidiary of Pulaski Financial Corp. (the Company) under the provision of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Effective July 1, 2006, all employees of the Company who have obtained six months of employment with the Company and attained age 21 are eligible to participate in the Plan. Prior to July 1, 2006, all employees of the Company who had obtained one year of employment with the Company and attained age 21 were eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

Participants may contribute between 1% and 75% of pretax base compensation, as defined by the Plan. Employee contributions are subject to certain limitations. Effective July 1, 2006, the Plan document states the Company will contribute an amount equal to 75% of each participant's contribution, up to 5% of each participant's pretax base compensation. Prior to July 1, 2006, the Plan document stated the Company would contribute an amount equal to 50% of each participant's contribution, up to 4% of each participant's pretax base compensation.

(c) Vesting

Plan participants are immediately vested in their elective contributions, plus actual earnings thereon. Vesting in company contributions occurs 25% per year until fully vested after four years of service.

(d) Investment Options

Participants may elect to have their individual accounts allocated to any one or a combination of the available investment options. Participants may change their investment elections at any time. Investment options include Pulaski Financial Corp. common stock and Schwab Managed funds that represent party-in-interest transactions allowable under ERISA regulations.

(e) Forfeitures

At the time a participant terminates employment, the nonvested portion of their employer contribution account is forfeited and applied to reduce subsequent employer contributions or to pay plan expenses. Forfeitures for the years ended December 31, 2006 and 2005 were $17,407 and $17,037, respectively.

(f) Payment of Benefits

If the participant's vested benefit in the Plan does not exceed $5,000, the benefit will be disbursed in a single lump sum payment upon retirement, death, total or permanent disability, legally adjudicated mental incompetence, or upon termination of the Plan. If the vested benefit in the Plan exceeds $5,000 the participant may elect to receive a distribution in a single lump sum payment in cash or property or in installments over a period of not more than the assumed life expectancy of the participant or of the participant and the participant's beneficiary. In the case of death or Plan termination, a participant may elect to defer distribution until the earlier of attainment of age 70-½ or the participant's revocation of the deferral. Rollover contributions and their earnings are not taken into account in determining whether the vested benefit exceeds the $5,000 threshold.

(g) Participants Notes Receivable

Participants are allowed to borrow up to 50% of their vested account balances up to a maximum of $50,000, subject to certain provisions as contained in the Plan document. The fixed interest rate of the loan is determined at the prime interest rate, plus 1%. The loans are repayable over periods of up to 5 years for a general loan and 15 years for a residential loan.

(h) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

a) Basis of Presentation

The financial statements have been prepared under the accrual basis of accounting, except for benefits, which are recorded when paid.

b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interests in the collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The collective trusts' fair value approximate contract value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Pulaski Financial Corp. stock fund was unitized in 2006. The stock fund is measured in units instead of shares. Each unit contains shares of Pulaski Financial Corp. stock and a cash position targeted to fluctuate between three percent and six percent of the fund balance.

d) Administrative Expenses

Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits as other expenses.

3) Investments

The following table presents investments held as of December 31, 2006 and 2005. Investments that exceed 5% of assets available for benefits at December 31, 2006 and 2005 are separately identified.

Investments at fair value:	2006	2005
Pulaski Financial Corp. stock fund	$ 4,548,673	$ 4,778,265
Growth Fund of America R4	455,328	-
Vanguard 500 Index Admiral Shares	529,166	-
Europacific Growth Fund R4	466,326	-
SSA S&P 500 Stock Fund	-	599,145
SSA Midcap Stock Fund	-	671,031
Other investments	2,807,422	1,492,843
Total	$ 8,806,915	$ 7,541,284

4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is discontinued or terminated, participants will immediately be deemed fully vested. The Company may continue the Plan as necessary to carry out distribution of benefits to participants upon retirement, disability, death or termination of employment; or some or all of the Plan assets may be reduced to cash and, after payment of liabilities, the remaining assets valued and the participants' account balances proportionately adjusted, and such balances distributed to the participants.

5) Federal Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated March 7, 2002, which states that the Plan and its underlying trust qualifies under the applicable provisions of the IRC and, therefore, is exempt from local income taxes. The Plan is being operated in compliance with the applicable requirements of ERISA. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6) Related-party Transactions

Certain plan investments are shares of mutual funds that are managed by Charles Schwab, the custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, plan investments include shares of Pulaski Financial Corp. common stock. Pulaski Financial Corp. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

PULASKI BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006 and 2005

Shares or Units	Description of Investments	Current Value
67,598	Pulaski Financial Corp. stock fund*	$ 4,548,673
	Mutual funds:	
13,941	Growth Fund of America R4	455,328
4,052	Vanguard 500 Index Admiral Shares	529,166
10,142	Europacific Growth Fund R4	466,326
12,957	CRM Mid Cap Value Fund Investor CL	381,187
5,142	Vanguard Windsor II Admiral Shares	317,203
10,268	Turner Midcap Growth Fund CL I	299,941
5,978	Third Avenue Small-Cap Value Fund	154,404
17,699	PIMCO Total Ret Administrative	183,719
659	Cohen & Steers Realty Shares	58,952
4,641	TrendStar Small Cap Fund	55,827
	Total mutual funds	2,902,053
	Collective investment trusts:	
31,307	Federated Capital Preservation Fund**	313,073
275	Schwab Managed RT TR FD Income CL I*	3,065
9,297	Schwab Managed RT TR FD 2010 CL I*	139,462
21,650	Schwab Managed RT TR FD 2020 CL I*	360,897
10,802	Schwab Managed RT TR FD 2030 CL I*	194,974
8,159	Schwab Managed RT TR FD 2040 CL I*	151,112
	Total collective investment trusts	1,162,583
193,606	Participant loans (various maturities with interest rates 5.00% to 9.25%)	193,606
	Total investments	$ 8,806,915

* Represent party-in-interest transactions allowable under ERISA regulations.

**Represents contract value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6-27-07

Pulaski Bank Employee's Savings & Profit Sharing Plan

Ramsey K. Hamadi

Plan Administrator

Exhibit 23.1 Auditor's Consent

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in the Registration Statements (Form S-8 No. 333-84392) of our report dated June 28, 2007, relating to the statement of net assets available for benefits of Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the of Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust.

Brown Smith Wallace, LLC

St. Louis, Missouri
June 28, 2007

Exhibit 23.2 Auditor's Consent

KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pulaski Financial Corp.:

We consent to incorporation by reference in the registration statements No. 333-32986, No. 333-84392, No. 333-84515, No. 333-112962, and No. 333-135895 on Form S-8 of Pulaski Financial Corp of our report dated June 16, 2006, relating to the statement of net assets available for plan benefits of the Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the Annual Report on Form 11-K of the Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust.

KPMG LLP

St. Louis, Missouri
June 29, 2007

END